Robin Energy Ltd.
223 Christodoulou Chatzipavlou Street
Hawaii Royal Gardens
3036 Limassol, Cyprus

July 7, 2025

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, N.E.
Washington, D.C. 20549

Re:	Robin Energy Ltd. Acceleration Request for Registration Statement on Form F-3 File No. 333-288459

Ladies and Gentlemen,

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Robin Energy Ltd. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement (the “Registration Statement”) be accelerated to July 9, 2025, at 9:00 a.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP by calling Finn Murphy at (212) 459-7257.

If you have any questions regarding this request, please contact Finn Murphy at (212) 459-7257.

Very truly yours,

Robin Energy Ltd.

By:	/s/ Petros Panagiotidis
Name: Petros Panagiotidis
Title: Chairman and Chief Executive Officer

cc:	Finn Murphy, Goodwin Procter LLP